[Continental Resources Letterhead]

Ms. Jill Davis and Ms. Jennifer Goeken

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Continental Resources, Inc. Registration Statement on Form S-1 (File No. 333-132257)

Dear Ms. Davis and Ms. Goeken:

We appreciate the staff taking the time last Friday to discuss the accounting methodology for our equity-based compensation. We understand that our previous written response to your comments did not address the issue you clarified in our telephone conversation with respect to the fair value calculation for our stock option awards that are classified as liability awards. We agree that after we became a “public entity,” as considered in SFAS 123R, upon the filing of our initial registration statement in March 2006, our equity compensation expense of our option awards should have been determined by using a fair value based measurement method in accordance with SFAS 123R using a Black Scholes or other option pricing model which takes into account pertinent factors such as expected volatility, expected term and risk free interest rate. We believe that the difference between our formula value and the fair value computed under the Black-Scholes option pricing model is not material to our financial statements, as further discussed below under “Impact on Financial Statements.” Other than options covering 25,000 shares that we issued in May 2005, all of our outstanding options were issued in either 2000 or 2002 (collectively, the “Outstanding Options”).

Below is a summary of our Black-Scholes option model fair value calculation for the year ended December 31, 2006 and discussion of the assumptions used:

Black-Scholes calculated compensation expense	$6,226,531
Compensation expense previously recognized pursuant to intrinsic formula based calculation	5,732,261

Incremental compensation expense (a)	$494,270

Impact on net income and historical earnings per share	0.2%

(a)	Consists of $395,270 for remeasurement of the cumulative compensation expense as of March 2006 based on utilization of a Black-Scholes option pricing model and $99,000 for the change in fair value after March 2006.

The following table contains information used in the calculation of the Black-Scholes option valuation related to the Outstanding Options:

	Range		Weighted Average
Item	From	To
Vesting period years	3	5	3.89
Contract term years	10	10	10
Number of shares per grant (a)(b)	4,940	48,000	16,243
Formula based price at 12/31/06 (a)	$64.85	$64.85	$64.85
Strike price (a)	$7.00	$62.82	$18.80
Risk-free rate	4.65%	4.99%	4.75%
Remaining time to exercise (b)	2.25	3.08	2.38
Volatility (c)	37.99%	37.99%	37.99%
Black-Scholes valuation	$21.30	$58.59	$50.03
Extrinsic value	$.74	$19.27	$3.97

(a)	Shares and strike price do not take into account the 11-for-1 stock split to occur concurrent with the close of our initial public offering.

(b)	The remaining time to exercise was estimated based on several factors including: (i) our historical exercise experience, which is based mainly on voluntary employee termination (limited to five total exercises), and (ii) discussions with the individuals holding options regarding their probable exercise intentions. Based on these factors, we believe that future exercises of the Outstanding Options will be 50% within one year of vesting, 25% within two years of vesting and 25% within three years of vesting. We believe that a one year change in the remaining time to exercise would result in a change of approximately $112,000 in the incremental compensation expense.

(c)	We considered calculating volatility on our own formula based stock price, but determined that we had too few data points to calculate a statistically valid volatility, as the formula price has only been determined quarterly since mid-2004 and only annually prior to that back to 2001. Therefore, we considered the historical volatility of other entities in our industry of similar size, operations and financial leverage, our peer group, consisting of seven entities. We were able to obtain monthly historical volatilities on each entity for a period of up to three years, which approximates the expected remaining life of our options. The average volatility of our peers during the evaluated periods ranged from 37.05% to 39.81%. The 24-month strip was 37.99% and was used throughout our calculation since 24 months closely approximates the expected remaining life of the options. We believe that a 1% change in the volatility results in a change of approximately $8,000 in the incremental compensation expense.

Due to the limited history and the relative insignificance of forfeitures, we elected not to factor expected forfeitures into our valuation of the incremental compensation expense. We note that our historical forfeiture rate is approximately 3% and relates to isolated forfeitures in connection with employee terminations.

Impact on Financial Statements

In light of the incremental compensation expense noted above, we have considered the tenets promulgated by SAB 99 and Statement of Financial Accounting Concepts No. 2. Our consideration has been inclusive of various quantitative and qualitative factors which we believe a reasonable investor would consider. We do not believe that the judgment of a reasonable investor relying on our financial statements would be changed or influenced by the inclusion of the incremental compensation expense in our financial statements. Among the quantitative factors we considered were the relative significance of the incremental compensation amount to our financial statements. We believe the financial statement impact of the difference between compensation expense recognized by us since our filing of the registration statement and that which would be recorded using the Black-Scholes valuation is not material. As noted above, the difference of $494,270 represents 0.2% of our 2006 net income of $261 million and historical earnings per share and would not change pro forma earnings per share. Additionally, as our determination of the calculated amount of compensation expense incorporates various assumptions, such as expected term and volatility, the fair value increment for the extrinsic value of stock options is not subject to precise measurement.

We also have considered numerous qualitative factors in our assessment as discussed in SAB 99. We note that inclusion or exclusion of the incremental compensation expense does not mask or alter a change in earnings or other trends, as evidenced by the immaterial impact to net income, and such trends as compared to the previous years remain consistent regardless of how the incremental compensation expense is treated. We further note that the historical treatment does not impact our compliance with regulatory requirements, loan or contractual covenants, analyst expectations, valuation or perceived acceptance of our common stock in the equity markets, or management compensation.

In addition to the enumerated considerations, we also evaluated the root cause of the unrecorded incremental compensation amount. We have a liability-based stock compensation plan whereby the value of the liability has been determined based upon the formula set forth in our stock compensation grants, which we believe has been a reasonable estimation of the fair value of the stock options. However, we agree that a Black-Scholes or similar option pricing valuation is the proper method of calculating the fair value of our stock options as required by SFAS 123R and was required upon our initial filing of the registration statement. Therefore, we propose recording a charge to compensation expense for $494,270 (as adjusted for the March 31, 2007 fair value using the Black-Scholes option pricing model) in our financial statements for the first quarter of 2007. Although, we do not currently have results for the three months ended March 31, 2007 available, we believe that this amount will not have a material impact on the quarterly results after consideration of similar quantitative and qualitative factors as those noted above.

Charge to Income Upon Becoming a Reporting Company

In Comment 4 of the letter from the staff dated April 27, 2007, the staff indicates “it is unclear why you must record an adjustment to recognize a charge to earnings as the difference between the calculated value of these options and the mid-point of you IPO price, totaling $17.4 million, when you believe that you have reported your stock option grants in accordance with the fair value methodology prescribed by FAS 123R.” The existing provisions of our stock option plan and restricted stock grants provide that, upon becoming a reporting entity, our right and/or obligation to repurchase shares would expire. At that time the stock options would no longer be liability awards, but become equity share awards. This happens automatically under the terms of the existing plan once we become subject to the reporting requirement of Section 12 of the Securities Exchange Act of 1934. Modification is defined in SFAS 123R’s glossary as a “change in any of the terms or conditions of a share-based payment award.” We believe that the elimination of our purchase right and the purchase obligation upon becoming a public reporting entity will result in a modification of the plan, which would trigger a revaluation of the awards pursuant to FAS 123R paragraph 51. Illustration 14(c) – Liability-to-Equity Modification addresses an actual modification and paragraph A184 says that we “would compare the fair value of the instrument immediately before the modification (based on formula based price) to the fair value of the modified award (fair value pricing model based on the public offering price) and recognize any incremental compensation” (parenthetical information added for clarification). Therefore, we believe that we should revalue our liability awards immediately before they convert to equity share awards upon becoming a reporting entity, taking the charge to earnings and increasing our liability. The liability would then be reclassified into equity as our obligation to purchase such shares is eliminated. We realize that this is an area subject to interpretation and for which we believe that there is little authoritative guidance that specifically addresses our fact pattern.

The charge to earnings as the difference between the calculated value of the options and the assumed initial public offering price, totaling $17.4 million previously filed, was based on the Black-Scholes valuation model. Upon reviewing the staff’s comments, we have adjusted the parameters of interest rate, remaining time to exercise and volatility to reflect our current assumptions, which results in pro forma compensation expense upon successful completion of the initial public offering of $19.2 million. Of this amount, $18.0 million is directly attributable to the change in the intrinsic value from a formula based price to the price determined upon successful completion of our IPO.

* * * * *

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 7 to the undersigned at (580) 548-5110 or to David P. Oelman at (713) 758-3708.

Regards,

/s/ John Hart

John Hart

Chief Financial Officer